Filed by Salient Midstream & MLP Fund
pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Salient MF Trust
Commission File No. 333-266260

Midstream & MLP Fund

SALIENT MIDSTREAM & MLP FUND ANNOUNCES
CLOSING OF REORGANIZATION

HOUSTON, TX – September 14, 2022 – Salient Midstream & MLP Fund (the “Fund”) (NYSE: SMM) announced today that the reorganization of the Fund with and into Salient MLP & Energy Infrastructure Fund (“SMAPX”), a series of Salient MF Trust (“Reorganization”), with SMAPX being the surviving fund, is effective as of the opening for business of the New York Stock Exchange (“NYSE”) on Wednesday September 14, 2022.
In the Reorganization, shareholders of the Fund received an amount of SMAPX Class A shares equal to the aggregate net asset value of their holdings of SMM shares as determined at the close of business on September 13, 2022.
Relevant details pertaining to the Reorganization include the following:

Fund	Ticker	NAV/Share ($)	Share Conversion Ratio
Salient Midstream & MLP Fund	SMM	9.11	N/A
Salient MLP & Energy Infrastructure Fund	SMAPX	7.61	1.19685857
This press release is not intended to, and does not constitute, an offer to purchase or sell shares of the Fund or SMAPX.

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Salient Midstream & MLP Fund is a Delaware statutory trust registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund’s investment objective is to provide a high level of total return with an emphasis on making quarterly cash distributions to its common shareholders. The Fund seeks to achieve that objective by investing at least 80% of its total assets in securities of MLPs and midstream companies. There can be no assurance that the Fund will achieve its investment objective.

This press release contains "forward-looking statements" as defined under the U.S. federal securities laws. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual future results to differ significantly from the Fund’s present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; leverage risk; valuation risk; interest rate risk; tax risk; the volume of sales and purchase of shares; the continuation of investment advisory, administration and other service arrangements; and other risks discussed in the Fund’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Fund undertakes no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that the Fund’s investment objective will be attained.

About Salient
Salient Partners, L.P. ("Salient") is a real asset and alternative investment firm that offers a suite of strategies focused on energy and infrastructure, real estate and tactical alternative investments. Institutions and investment advisors turn to Salient to build smarter, more efficient portfolios. Strategies are offered in

© 2022 Salient. All rights reserved.	1

the form of open- and closed-end funds and separately managed accounts. Salient was founded in 2002 and has offices in Houston and San Francisco. Learn more about Salient at www.salientpartners.com.

The Salient MLP & Energy Infrastructure Fund (“SMAPX”) seeks to maximize total return (capital appreciation and income). SMAPX seeks to achieve its investment objective by investing in at least 80% of its net assets in securities of MLPs and energy infrastructure companies. Investing involves risk including the potential loss of principal. SMAPX may engage in other investment practices that may involve additional risks and you should review the Fund prospectus for a complete description.

You should consider the investment objectives, risks, charges and expenses of the Funds carefully before investing. The prospectus and summary prospectus for SMAPX contain this and other information about SMAPX and are available by calling 866-667-9228. They should be read carefully before investing.

Advisory services offered by Salient Capital Advisors, LLC (the “advisor”). A wholly owned subsidiary of Salient Partners, L.P. Salient is the trade name for Salient Partners, L.P., which together with its subsidiaries provides asset management and advisory services. Salient MLP & Energy Infrastructure Fund is distributed by Foreside Fund Services, LLC.

FOR SHAREHOLDER INQUIRIES:

Salient Capital Advisors, LLC
info@salientpartners.com
800-994-0755

FOR MEDIA INQUIRIES:

David Linton
dlinton@salientpartners.com
713-993-4017

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